UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒                                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2002

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 0-30066

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

SANDERS MORRIS HARRIS GROUP INC. 401(K) PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANDERS MORRIS HARRIS GROUP INC.

600 TRAVIS, SUITE 3100

HOUSTON, TX  77002

REQUIRED INFORMATION

a.                                       FINANCIAL STATEMENTS.  The following financial statements are furnished for the Plan.

1.                                       Audited Statement of Net Assets Available for Benefits as of December 31, 2002 and 2001.

2.                                       Audited Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002.

3.                                       Notes to Financial Statements.

4.                                       Schedule of Assets (Held at End of Year) as of December 31, 2002

b.                                      EXHIBITS

99.1         Certification of Ben T. Morris pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

99.2         Certification of Rick Berry pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

SANDERS MORRIS HARRIS GROUP INC. 401(K) PLAN

By:	/s/ Rick Berry	Date:	June 30, 2003
Rick Berry
Chief Financial Officer

SANDERS MORRIS HARRIS GROUP INC. 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

WITH REPORT OF INDEPENDENT ACCOUNTANTS

for the years ended December 31, 2002 and 2001

SANDERS MORRIS HARRIS GROUP INC. 401(k) PLAN

*                          Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors

Sanders Morris Harris Group, Inc.:

We have audited the accompanying statement of net assets available for benefits of the Sanders Morris Harris Group Inc. 401(k) Plan as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sanders Morris Harris Group Inc. 401(k) Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  Supplemental Schedule H, Item 4i — Schedule of Assets (Held at End of Year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Houston, Texas

June 24, 2003

SANDERS MORRIS HARRIS GROUP INC. 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2002 and 2001

	2002		2001

ASSETS
Non-interest bearing cash	$34,939		$28,953

Investments:
Registered investment companies (“mutual funds”) at market value:
Enterprise Growth Fund A	1,510,541	*	1,042,045	*
Federated Government Obligations Money Market Fund	1,149,641	*	1,056,123	*
Dodge & Cox Stock Fund	639,089	*	432,292	*
Vanguard Small Cap Index	377,019	*	—
Primco Total Return Fund	316,853	*	—
Strong Government Securities Fund	296,120		229,292
Invesco Health Sciences Fund	192,120		249,034
Kemper/Scudder Technology Fund	175,833		249,146
Royce Low-Priced Stock Fund	80,115		—
Vanguard Index 500	36,365		—
Vanguard Reit Index	15,348		—
Columbia Real Estate Fund	13,794		—
Strong High Yield Bond Fund	2,408		—
Janus Balanced Fund	5,954		—
Dreyfus Short Term Income Fund	223		—
Vanguard Prime Money Market Fund	—		—
UAM Sirach Special Situations Equity Fund	—		481,246	*
Invesco Dynamics Fund	—		440,154	*
Strong Corporate Bond Fund	—		264,424
American Century International Growth Fund	—		201,750
AIM Weingarten Fund	—		190,836
Vanguard Federal Money Market Fund	—		19,933

Total mutual funds	4,811,423		4,856,275

Individual trading accounts	798,042	*	543,789	*

Sanders Morris Harris Group Inc.-common stock	197,596		111,248

Participant loans	146,881		84,152

Total investments	5,953,942		5,595,464

Contributions receivable from participants	21,032		23,556

Total assets	6,009,913		5,647,973

LIABILITIES

Excess contributions payable	—		637

Total liabilities	—		637

Net assets available for benefits	$6,009,913		$5,647,336

*                          Represents investment comprising 5% or more of net assets available for benefits.

The accompanying notes are an integral
part of these financial statements.

SANDERS MORRIS HARRIS GROUP INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the years ended December 31, 2002 and 2001

	2002	2001

Increases in net assets attributable to:
Investment income:
Dividends	$50,656	$128,096
Interest	8,264	8,249
Net appreciation in fair value of common stock	79,547	7,505
Contributions:
Participants	1,301,394	1,013,980
Participant rollover contributions	104,126	78,682

Total additions	1,543,987	1,236,512

Deductions from assets attributable to:
Benefits and withdrawals	263,196	1,903,148
Net depreciation in fair value of:
Mutual funds	915,579	383,665
Common trust	—	270,334
Administrative expenses	2,635	10,651
Other	—	390

Total deductions	1,181,410	2,568,188

Net increase (decrease)	362,577	(1,331,676)

Net assets available for benefits at beginning of year	5,647,336	6,979,012

Net assets available for benefits at end of year	$6,009,913	$5,647,336

The accompanying notes are an integral
part of these financial statements.

SANDERS MORRIS HARRIS GROUP INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.                                      Description of Plan

The following description of the Sanders Morris Harris Group Inc. (the “Company”) 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan was originally adopted March 1, 1993 as the Tanknology Environmental, Inc. 401(k) Plan.  The name of the Plan was subsequently changed to Pinnacle Global Group, Inc. 401(k) Plan and on May 1, 2000, the Plan was amended and restated based upon the adoption of the Plan Data, Inc. Regional Prototype Profit Sharing Plan and Trust with Employee Contributions.  The primary change in the Plan’s provisions resulting from the amendment and restatement were provisions to allow employee contributions to be used for the purchase of Company common stock and deposited in individual trading accounts.  The name of the Plan was changed again in 2001 to Sanders Morris Harris Group Inc. 401(k) Plan.  The Plan was also amended to no longer permit future contributions to be invested in Sanders Morris Harris Group common stock, effective November 30, 2001.  The Plan is a defined contribution, deferred compensation and 401(k) plan under Section 401(k) of the Internal Revenue Code (the “Code”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Effective June 27, 2000 the Sanders Morris Mundy, Inc. Age-Related Profit Sharing Plan and the Sanders Morris Mundy, Inc. 401(k) Plan were merged into the Plan.

Eligibility and Contribution

Employees are eligible to participate in the Plan on the Plan entry date immediately upon employment and attainment of 21 years of age.  Plan entry date is on the first day of the month coincident with or immediately following employment and meeting the eligibility requirements.  Participants may make an elective contribution on a tax-deferred basis of up to 100 percent of total compensation, subject to certain limitations provided for in the Code.  The Company may, at its discretion, elect to contribute on behalf of each participant; however, no employer contributions were made during 2002 and 2001.

Allocation of Employer Contributions

For non-matching discretionary employer contributions, if any, each participant’s account is credited with an allocation of employer contributions based on the ratio that the participant’s compensation for the plan year bears to total compensation for all qualifying participants during the plan year.

Participant Loans

A participant may borrow from the Plan in any amount greater than $1,000 but less than the lesser of $50,000 or fifty percent of the participant’s vested account balance.  Loans are secured by the participant’s vested balance in his account.  Repayments are made at least quarterly, and the term cannot exceed five years, except in the case of a home loan.  Participant loans outstanding as of December 31, 2002 and 2001 totaled $146,881 and $84,152, respectively, and bore interest at rates ranging from 5.75% to 10.50% per year.

Investment Options

During the years ended December 31, 2002 and 2001, participants could direct the investment of their accounts in various investment options. Following is a description of options available at December 31, 2002:

2002 Investment Options

Individual Trading Accounts - Allows participants to self-direct investments in public debt and equity markets.  This option is limited to participants with account balances greater than $1,000 and investment options are subject to investment parameters.

Sanders Morris Harris Group Inc. Common Stock - Equity securities of the Company.  No more than 25% of a participant’s 401(k) contributions may be directed to this option.  This is no longer an investment option for new contributions after November 30, 2001.

Enterprise Growth Fund Class A - Mutual fund with the investment objective of capital appreciation.  The fund invests primarily in common stocks and may invest the balance of assets in preferred stock, corporate bonds, U.S. Treasury obligations, convertible securities, depository receipts and money market instruments.  The fund may invest up to 20% of assets in securities of foreign issuers.

Federated Government Obligations Money Market Fund - Money market fund that seeks a high level of income and stable share price through investment in short-term obligations and other money market securities.

Dodge & Cox Stock Fund - Mutual fund with the investment objective of long-term growth of principal and income; current income is a secondary consideration.  The fund invests in equities with a majority of their assets in common stocks, preferred stocks and convertibles.

Vanguard Small Cap Index Fund - This fund seeks to track the performance of MSCI US Small Cap 1750 Index and measures the investment return of small-capitalization stocks and primarily invests in smaller U.S. companies which make up the index.

PIMCO Total Return - This fund seeks maximum current income and price appreciation consistent with the preservation of capital and prudent risk taking.

Strong Government Securities Fund - Mutual fund with the investment objective of total return by investing for a high level of current income with a moderate degree of share-price fluctuation.  The fund invests primarily in higher-quality bonds issued by the U.S. government or its agencies.  It may also invest in mortgage-backed and asset-backed securities.

INVESCO Health Sciences Fund - Mutual fund with the investment objective of capital growth.  The fund invests primarily in equity securities of companies that develop, produce or distribute products or services related to health care.

Kemper/Scudder Technology Fund - Mutual fund with the investment objective of capital growth.  The fund invests in securities of companies that benefit from technological advances.  It invests primarily in common stocks, but may also hold preferred stocks, bonds, and limited partnerships.

Royce Low-Priced Stock Fund - This fund seeks long-term growth of capital and invests primarily in equity securities of small and micro-cap companies.

Vanguard Index 500 - this fund seeks to track the performance of the Standard & Poor’s 500 Index that measures the investment return of large-capitalization stocks and invests primarily in the large capital companies which make up the index.

Vanguard REIT Index Fund - This fund seeks a high level of dividend income, as well as long-term growth of capital and invests primarily in shares of real estate investment trusts (REITs), such as apartments, office buildings, and shopping malls.

Columbia Real Estate Fund - This fund seeks capital appreciation and current income.  The fund normally invests at least 65% of assets in equity securities issued by companies engaged in the real estate industry.  These companies may include real estate investment trusts, mortgage real estate investment trusts, and real estate brokers or developers.  It may invest the balance of assets in equity securities of other types of companies and in investment-grade debt securities.  The fund may invest up to 20% of assets in securities of foreign real estate companies.

Strong High Yield Bond - This fund seeks total return for a high level of current income and capital growth and invests primarily in medium and lower quality corporate bonds.

Janus Balanced Fund - This fund seeks to achieve a diversified and balanced mix of equity and income-producing securities and invests primarily in mature companies demonstrating a history of solid earnings, strong cash flows, and shareholder-oriented management.

Dreyfus Short Term Income - This fund seeks to maximize total return, consisting of capital appreciation and current income and primarily invests in investment grade fixed-income securities of U.S. and foreign issuers, including those of issuers in emerging markets.

2001 Investment Options

Following is a description of investment options available at December 31, 2001, that are no longer available at December 31, 2002

Vanguard Prime Money Market Fund - Money market fund that seeks a high level of income and stable share prices through investment in short-term obligations and other money market securities.

UAM Sirach Special Equity Fund - Mutual fund with the investment objective of long term capital appreciation, consistent with reasonable risk to principal.  The fund primarily invests in common stocks of companies with market capitalizations between $100 million and $2 billion.

INVESCO Dynamics Fund - Mutual fund with the investment objective of capital appreciation.  The fund invests primarily in common stocks of mid-sized U.S. companies with billion dollar market capitalizations.

Strong Corporate Bond Fund - Mutual fund with the investment objective of total return by investing for a high level of current income with a moderate degree of share-price fluctuation.  The fund normally invests in intermediate maturity bonds issued by U.S. companies.  The fund invests primarily in high—quality and medium-quality bonds.

American Century International Growth Fund - Mutual fund with the investment objective of capital growth.  The fund invests primarily in common stocks of foreign companies that meet certain fundamental and technical standards and have potential for capital appreciation.

AIM Weingarten Fund - Mutual fund with the investment objective of long-term capital appreciation. Current income is not an important criterion of investment selection. The fund invests primarily in common stocks, some of which may not be listed in an exchange.  The fund may invest in United States and foreign securities.

Vanguard Federal Money Market Fund - Money market fund that seeks a high level of income and stable share prices through investments in short-term obligations and other money market securities.

Vesting

Participants are fully vested in their elective contributions.  Employer contributions are vested 100 percent upon participants attaining normal retirement age (as defined by the Plan document).  Prior to retirement age, a participant’s interest in employer contributions made in the participant’s behalf vest in accordance with the following schedule:

Years of Service	Percent Vested

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

For purposes of vesting, a year of service is 1,000 hours worked within a single plan year.  Forfeited balances of terminated participants’ non-vested accounts are used to reduce future employer contributions.

Retirements and Terminations

In the case of a participant’s retirement, death, permanent disability or termination of employment, the participant or his designated beneficiary may elect to receive the value of the participant account, in accordance with the provisions of the Plan, in a lump-sum distribution, installment payments or a combination thereof.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants are 100 percent vested in their account balances.

Administration

The Plan is administered by the Company.  Pinnacle Management & Trust Company, a wholly owned subsidiary of the Company, serves as co-trustee and investment manager of the Plan.  Certain administrative functions are performed by officers or employees of the Company.  No officers or employees receive compensation from the Plan.  The custodian of the Plan’s assets is Security Trust Company, non-discretionary co-trustee of the Plan.  The record keeper for the Plan is Invesmart of Austin, Inc.

All administrative costs were paid by the Plan until January 2001, when the Company agreed to pay all expenses of the Plan, with the exception of loan set-up and maintenance fees.  Loan fees are paid by the participant.

2.                                      Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared on the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investments

Investments are carried at fair value based on quoted market prices in an active market. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

Risks and Uncertainties

The Plan provides for several investment options, which are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.                                      Investments in Mutual Funds

Investments in registered investment companies (“mutual funds”) consisted of the following at December 31, 2002 and 2001:

	Units	Current Value
December 31, 2002

Enterprise Growth Fund A	110,743	$1,510,541
Federated Government Obligations Money Market Fund	1,149,641	1,149,641
Dodge & Cox Stock Fund	7,258	639,089
Vanguard Small Cap Index	24,075	377,019
Primco Total Return Fund	29,696	316,853
Strong Government Securities Fund	26,582	296,120
Invesco Health Sciences Fund	5,074	192,120
Kemper/Scudder Technology Fund	23,507	175,833
Royce Low-Priced Stock Fund	8,217	80,115
Vanguard Index 500	448	36,365
Vanguard Reit Index	1,296	15,348
Columbia Real Estate Fund	775	13,794
Strong High Yield Bond Fund	361	2,408
Janus Balanced Fund	333	5,954
Dreyfus Short Term Income Fund	19	223

		$4,811,423

December 31, 2001

Federated Government Obligations Money Market Fund	1,056,123	$1,056,123
Enterprise Growth Fund A	58,608	1,042,045
UAM Sirach Special Situations Equity Fund	83,261	481,246
Invesco Dynamics Fund	27,630	440,154
Dodge & Cox Stock Fund	4,301	432,292
Strong Corporate Bond Fund	25,183	264,424
Scudder Technology Fund	20,355	249,146
Invesco Health Sciences	4,918	249,034
Strong Government Securities Fund	21,250	229,292
American Century International Growth Fund	25,314	201,750
AIM Weingarten Fund	14,147	190,836
Vanguard Federal Money Market Fund	19,933	19,933

		$4,856,275

4.                                      Party-In-Interest Transactions

At December 31, 2002 and 2001 the investment in Sanders Morris Harris Group Inc. common stock consisted of 22,608 and 21,813 shares, respectively. As described in Note 1, the Company’s common stock is no longer an investment option. During the year ended December 31, 2002 and 2001, the Plan engaged in purchase and sales transactions for shares of the Company’s common stock, as follows:

	2002	2001

Fair value at beginning of year	$111,248	$75,911
Purchases	13,505	54,521
Sales	(6,704)	(26,687)
Unrealized appreciation in fair value	79,547	7,503

Fair value at end of year	$197,596	$111,248

During the year ended December 31, 2001, the Plan also engaged in purchase and sales transactions for shares of the Sanders Morris Harris Global Equity Growth Fund-Employee Benefit, a common trust fund administered by the Company, as follows:

Fair value at beginning of year	$1,267,787
Purchases	1,306,462
Sales	(2,304,110)
Realized losses, net	(270,139)

Fair value at end of year	$—

5.                                      Credit Risk

The Plan provides for investments in mutual funds, common stocks and other investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and the amounts reported in participant accounts.

6.                                      Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 31, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  The Plan has been amended and restated since receiving the determination letter based upon the adoption of the Plan Data, Inc. Regional Prototype Profit Sharing Plan and Trust with Employee Contributions. The prototype plan received a determination letter dated November 19, 2001 that its form is in accordance with the applicable requirements of the IRC. and, accordingly, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.                                      Reconciliation to Form 5500

Following is a reconciliation of net assets available for benefits between the Form 5500 and the financial statements as of December 31, 2002 and 2001:

	2002	2001

Net assets available for benefits per Form 5500	$6,020,641	$5,649,854
Rollover contributions not invested	(8,309)	—
Other	(2,419)	(2,518)

Net assets available for benefits per financial statements	$6,009,913	$5,647,336

Following is a reconciliation of the change in net assets available for benefits per the Form 5500 to the financial statements for the year ended December 31, 2002:

Net increase (decrease) in net assets available for benefits per Form 5500	$370,787	$(1,391,446)
Rollover contributions not invested	(8,309)	58,606
Other	99	3,683

Net increase (decrease) in net assets available for benefits per financial statements	$362,577	$(1,329,157)

SUPPLEMENTAL SCHEDULE

SANDERS MORRIS HARRIS GROUP INC. 401(k) PLAN

SCHEDULE H, line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2002

EIN:                        76-0339922

PN:                           001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party

(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value

			(e) Current Value

*	Security Trust Company	Enterprise Growth Fund A - Mutual fund	$1,510,541	**
*	Security Trust Company	Federated Government Obligations Money Market Fund - Mutual fund	1,149,641	**
*	Security Trust Company	Dodge & Cox Stock Fund - Mutual fund	639,089	**
*	Security Trust Company	Vanguard Small Cap Index - Mutual fund	377,019	**
*	Security Trust Company	Primco Total Return Fund - Mutual fund	316,853	**
*	Security Trust Company	Strong Government Securities Fund - Mutual fund	296,120
*	Security Trust Company	Invesco Health Sciences Fund - Mutual fund	192,120
*	Security Trust Company	Kemper/Scudder Technology Fund - Mutual fund	175,833
*	Security Trust Company	Royce Low-Priced Stock Fund - Mutual fund	80,115
*	Security Trust Company	Vanguard Index 500 - Mutual fund	36,365
*	Security Trust Company	Vanguard Reit Index - Mutual fund	15,348
*	Security Trust Company	Columbia Real Estate Fund - Mutual fund	13,794
*	Security Trust Company	Strong High Yield Bond Fund - Mutual fund	2,408
*	Security Trust Company	Janus Balanced Fund - Mutual fund	5,954
*	Security Trust Company	Dreyfus Short Term Income Fund - Mutual fund	223

	Individual trading Accounts	Participant self directed accounts	798,042	**

*	Sanders Morris Harris Group, Inc. common Stock	Common stock	197,596

*	Participant loans	Loans (bearing interest at rates ranging from 5.75% to 10.50%)	146,881

	Total assets held for investment purposes		$5,953,942

*                          Represents a party-in-interest.

**                   Represents investment comprising at least 5% of net assets available for benefits.

Column (d), cost, has been omitted as investments are participant directed